news release

Zi Corporation's eZiTapTM FEP Wins in Handango Champion Awards

Awards Honor the Best in Mobile Software

CALGARY, AB, July 20, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that its eZiTapTM Front End Processor (FEP) predictive text technology has been named the "Best Productivity Application" for the Symbian OS (Operating System) by Handango, the leading provider of mobile downloads, in the 2004 Handango Champion Awards. Judged by members of the media and other industry experts, the Awards honor the best in mobile software.

"The Handango Champion Awards are designed to recognize exceptional mobile applications developed by outstanding companies, such as Zi Corporation," said Clint Patterson, vice president of marketing of Handango. "With the help of our elite panel of judges, we are pleased to honor Zi and the other winners for their accomplishments."

Zi Corporation President and CEO Michael D. Donnell said, "Being selected for the Handango Champion Award is a strong third-party endorsement of the quality and usability of Zi's technology and a testament to the excellence and talent of those that worked on the eZiTap development."

The award judges, representing a selection of publications with focuses on reviewing devices and applications in the PDA, smart phone and wireless spaces, selected eZiTap from a list of award finalists that were chosen from thousands of applications which are sold through Handango's website and its more than 100 mobile download portals.

Award finalists, which were announced on May 13, 2004, were chosen by customer votes and expert nominations. The winners were determined by a panel of industry luminaries including representatives from Laptop Magazine, SymbianOne, PhoneScoop, RCR Wireless, PocketGoddess, USA Today/Gannett News, The Wireless Developer Network, Network Computing, The Gadgeteer, My-Symbian, Palm Infocenter, Bityard Magazine, TheFeature, PDAStreet, Wireless Gaming Review, KGO AM810, Network World, Smartphone Thoughts and Java World.

Handango announced the winners of the Handango Champion Awards at the Handango Partner Summit on June 24, 2004. Awards were presented for applications running on Symbian OSTM, Palm OS®, Windows MobileTM-based Pocket PC, JavaTM, Windows Mobile-based Smartphone and Linux devices. A complete list of winners is available at www.handango.com/Awards/ChampionAwards.jsp.

The eZiTap FEP is a downloadable version of the eZiTap software and serves as a front end processor to offer predictive text entry through the phone's virtual keyboard. The download version is available for Sony Ericsson's series of P800 and P900 smart phones, and was introduced to the market in October 2003 through Handango.com.

About eZiTap
The eZiTap FEP dramatically reduces the time it takes for a phone user to complete text entry on the phone's virtual keyboard. As letters are chosen with the stylus, eZiTap searches the built-in English dictionary and predicts whole words. Rather than typing the rest of the word, simply select one of eZiTap's suggestions and move on. The more eZiTap is used, the smarter it becomes. It learns the words typed and will predict those words faster in subsequent entry. This is especially useful for names, slang, acronyms or any other unique words.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:

For Zi Corporation:

Allen & Caron Inc

Jill Bertotti (investors)

jill@allencaron.com

Len Hall (media)

len@allencaron.com

(949) 474-4300